Exhibit 12.1
STATEMENT SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Milagro Oil & Gas, Inc.
Ratio of Earning to Fixed Charges
(in thousands, except Ratio of Earnings to Fixed Charges)

	Six Months Ended		Years Ended December 31,
	June 30,
	2011	2010	2010	2009	2008
Earnings (Loss)
Earnings (loss) before provision for income taxes and minority interest	$(19,410)	$7,099	$(13,166)	$(66,058)	$(318,911)
Fixed charges	24,742	25,486	51,032	45,974	42,315
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—
Company’s share of pre-tax losses of equity investees	—	—	—	—	—
Capitalized interest	(419)	(1,038)	(2,391)	(4,587)	(6,272)
Minority interest in pre-tax income of subsidiaries with no fixed charges	—	—	—	—	—

Earnings (loss) as adjusted	$4,913	$31,547	$35,475	$(24,698)	$(282,868)

Fixed Charges
Interest expense	$24,057	$24,081	$48,021	$40,587	$35,400
Capitalized interest	419	1,038	2,391	4,587	6,272
Amortization of debt financing costs	—	—	—	—	—
Portion of rental expense representative of the interest factor	266	367	620	773	643

Total fixed charges	$24,742	$25,486	$51,032	$45,947	$42,315

Ratio of earnings to fixed charges (a)	—	1.24	—	—	—

(a)	For the six months ended June 30, 2011 earnings were not sufficient to cover fixed charges by approximately $19.8 million and for the six months ended June 30, 2010 earnings were sufficient to cover fixed charges by approximately $6.1 million. For the years ended December 31, 2010, 2009 and 2008, earnings were not sufficient to cover fixed charges by approximately $15.6 million, $69.9 million and $325.2 million, respectively.